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                            July 22, 2022

       Kirkland B. Andrews
       Chief Financial Officer
       Evergy, Inc.
       1200 Main Street
       Kansas City, Missouri 64105

                                                        Re: Evergy, Inc.
                                                            Form 10-K for the
Fiscal Year ended December 31, 2021
                                                            Filed February 25,
2022
                                                            File No. 001-38515

       Dear Mr. Andrews:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year ended December 31, 2021

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Executive Summary
       Non-GAAP Measures, page 38

   1. We note that you identify several non-GAAP measures in your Executive Summary though do not mention
Utility Gross Margin, which you also identify as a non-GAAP
                                                        measure for Evergy
Inc., Evergy Kansas Central, Inc., and Evergy Metro, Inc. in your tabulations of
operating results on pages 45, 55,and 58. We see that you define the measure on page 44 as
operating revenues less fuel and purchased power costs and
                                                        amounts billed by the
SPP for network transmission costs.

                                                        We also see that you
utilize these non-GAAP measures within MD&A in your analyses of operating results.
Based on your disclosures, these measures appear to exclude amounts that would be
attributable to a GAAP measure of cost of revenue, as would be reflected in
 Kirkland B. Andrews
Evergy, Inc.
July 22, 2022
Page 2
         a GAAP measure of gross margin. We believe that you should identify gross margin as the most comparable GAAP measure in providing the disclosures required by Item
         10(e)(1)(i)(A) and Item 10(e)(1)(i)(B) of Regulation S-K.

         Please revise your Executive Summary to include disclosures that encompass these non-
         GAAP measures along with the most directly comparable GAAP-based measures. Please submit the revisions that you propose to address these prominence and reconciliation requirements, utilizing gross margin as the most comparable GAAP measure.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Lily Dang at (202) 551-3867 or Mark Wojciechowski at
(202) 551-
3759 if you have questions regarding comments on the financial statements and related matters. Please contact Karl Hiller - Branch Chief at (202) 551-3686 with any other questions.



FirstName LastNameKirkland B. Andrews                      Sincerely,
Comapany NameEvergy, Inc.
                                                           Division of
Corporation Finance
July 22, 2022 Page 2                                       Office of Energy &
Transportation
FirstName LastName